Bowman Consulting Group Ltd.

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

November 29, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Jennie Beysolow

Re:	Bowman Consulting Group Ltd.

Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-3

File No. 333-272019

Dear Ms. Beysolow:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bowman Consulting Group Ltd. (the “Company”) hereby respectfully requests that Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-272019), together with all exhibits thereto (the “Amendment”), filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2023, be withdrawn, effective as of the date hereof. The Company advises that no securities have been issued or sold under the Registration Statement on Form S-3, as amended.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Amendment be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Jason Simon of Greenberg Traurig LLP, at (703) 749-1386.

Very truly yours,

/s/ Bruce Labovitz
Name: Bruce Labovitz
Title: Chief Financial Officer